UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – February 20, 2020

Portuguese: 10:00 am Rio de Janeiro / 8:00 am New York / 13:00 pm United Kingdom
Brazil: +55 11 3181-8565 or +55 11 4210-1803
USA: +1 412 717-9627
United Kingdom: +44 20 3795-9972

English: 11:30 am Rio de Janeiro / 09:30 am New York / 14:30 pm United Kingdom
Brazil: +55 11 3181-8565 or +55 11 4210-1803
USA: +1 412 717-9627
United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

THE FIRST YEAR OF THE IMPLEMENTATION OF A NEW STRATEGY

I am pleased to share the results of a year of hard work, with the implementation of a new strategy for Petrobras, based on a transformational agenda supported by five pillars: maximization of the return on capital employed, reduction in the cost of capital, relentless search for low costs, meritocracy and respect for people and the environment and focus on the safety of operations.

The confidence in the quality of the strategy and in its efficient implementation was widely corroborated by the capital markets. Petrobras’ market capitalization increased by 25%, from US$ 80.9 billion at the end of 2018 to US$ 101.1 billion in December 2019, outperforming the major oil companies in the world.

In less than twelve months - from April 2019 to February 2020 - two secondary public offers for the distribution of Petrobras’ common shares owned by public banks were successfully carried out, totaling almost R$ 30 billion.

Two important aspects should be noted in the latter transaction, of R$ 22 billion: (a) it was carried out amidst a situation of high volatility in stock and oil prices, caused by the shock of the coronavirus on the global economy, and (b) 55,000 individual Brazilian investors bought our shares, which was remarkable for the development of the local capital market.

After years of stagnation, our oil and gas production surpassed the mark of 3 million barrels per day. The average cash lifting cost reached US$ 6.50 per boe in 4Q19, a reduction of US$ 3.0 in relation to the beginning of 2018. Pre-salt operations, with a lifting cost of approximately US$ 3.0 per boe1, played a relevant role in the reduction of the total average cost.

In 2019, our activities generated a net income of US$ 9.3 billion, despite the drop in average oil prices from US $ 71 per barrel in 2018 to US$ 64. We have paid to the governments royalties, taxes and signing bonuses in the total amount of R$ 246 billion, a historical record, which consolidates the company's position as the largest contributor in Brazil.

To support the focus on efficiency and value generation, we created two new executive directorships: (a) Institutional Relations, which is essential in a company such as Petrobras, given our size and level of interactions with governments and public bodies, and (b) Digital Transformation and Innovation.

In a rapidly changing world, digital transformation and the use of artificial intelligence are crucial for Petrobras' future. We are modernizing the information technology infrastructure, with a spike in high performance computing capacity (HPC), which, in 2019, was 3 times 2018’s capacity (9 PFLOPs) and in the end of 2020 will reach 10 times (30 PFLOPs)2. The increase in HPC capacity is necessary to enable the application of more sophisticated algorithms that will provide us with a substantially greater amount of information in exploration and in oil reservoirs

Portfolio management has resulted in divestments in which we are not natural owners in the amount of US$ 16.3 billion.

We were awarded the best Cross-Border M&A Deal of 2019 by Latin Finance magazine for TAG’s sale transaction, also the largest in Brazil last year.

BR Distribuidora's follow-on transaction was the first privatization of a state-owned company via capital markets in the history of Brazil, carried out in a transparent manner and contributing to the development of the capital markets, which is extremely relevant to economic development. Instead of a company with a single owner, the company emerged with diluted capital among thousands of shareholders, democratizing capitalism.

Divestments of mature fields, in addition to the positive effects for Petrobras due to the asymmetry of perceived value, have been contributing to the construction of a new oil industry in Brazil, with small and middle-sized producers, which invests in the recovery of fields with low productivity and high lifting costs, adding value to regional economies.

The maximization of the return on capital employed also includes discipline in its allocation and investments to create conditions to grow productivity.

Given the contracted credit lines available for immediate use, “revolving credit facilities” totaling US$ 9 billion, we are reducing the minimum cash target to US$ 5.5 billion. The retention of an excessive amount of cash acted as a drag on returns on capital employed.

We have raised the bar for the selection of projects, which will be assessed individually when competing for scarce capital. The selectivity in the allocation of capital was put to the test in the 3 auctions held by the ANP in October and November, when 45 blocks were auctioned off. The company submitted proposals for only five, winning four, C-M-477, Búzios, Itapu and Aram.

We managed to shorten the ramp-up period of the platforms to 9 months on average and when transporting P-70 from China to Rio de Janeiro, we used a dry-tow ship, which reduced travel time from 100 to 45 days. With the use of artificial intelligence, we are developing projects that have the potential to revolutionize oil exploration and project development, substantially reducing the probability of drilling dry wells and the period between discovery and first oil. Such projects will very positively influence the return on capital employed in a not-so-distant future.

Petrobras' excellence in innovation was recognized at the Offshore Technology Conference (OTC) Brazil 2019, by the Distinguished Achievement Award for the extended well test of the Libra project. For the 4th time since 1991, our competence was again recognized by the OTC 2020 Houston through the Distinguished Achievement Award for Companies, the main award in the global oil and gas industry, for the set of innovations developed to enable the production of the Búzios field.

[1]	Does not consider platform leasing
[2]	1 PFLOPS equals the processing capacity of a quadrillion mathematical operations per second.

Divestments were paramount to help us focus on the assets in which we are the natural owners, allowing for total investment of US$ 27.4 billion, US$ 16.7 billion of which in bonus for the acquisition of the exploration and production rights in the blocks already mentioned. Buzios is very special because it is the largest offshore field discovered worldwide, a true world-class asset with huge reserves, low risk for Petrobras and lifting cost below US$ 4 per barrel.

It is not a matter of discussing whether Petrobras will be bigger or smaller in the future. Our goal is to be much better in the future, the best in value generation in the world. There is no downsizing, we are seeking smartsizing.

As well as enabling the financing of investments with expected high returns, divestments and the strong operational cash generation, in the amount of US$ 25.6 billion, allowed a US$ 24 billion debt reduction. In addition, the efficient liability management exchanged short and high-cost debt for long and lower-cost debt.

The combination of debt reduction and liability management allowed savings of US$ 1.2 billion in interest payments, with a reduction in the average cost of debt to 5.9% per year and an extension of its average tenor to 10.8 years.

We were very pleased to receive the Latin Finance award for the best Corporate Liability Management Program of 2019.

The three main credit risk agencies improved our stand-alone credit rating, which encourages us to continue our efforts to regain the investment-grade rating.

Another focus of our efforts has been the elimination of contingencies and off-balance liabilities. We managed to reduce litigation by R$ 35.5 billion, even after the effects of the monetary adjustments.

Owing to poor management over several years, our employees’ pension fund, Petros, suffered heavy losses, putting at risk the payment of pensions to thousands of people. Greenfield operation investigates the practice of illegal acts in several pension funds, including Petros.

We are working relentlessly to solve Petros' challenges. The pension plan for the employees who joined Petrobras before 2002 presents growing deficits and the attempts to solve this problem in the past have been unsuccessful. We are approving a much more effective equalization plan, which will reduce the impact on employees, and we are proposing a new defined contribution plan with a long-term solution.

Initiatives were launched with a focus on meritocracy, comprising incentives aligned with the interests of shareholders and helping to form a culture of value in the company.

Our Board of Directors approved an effective variable compensation plan with goals based on value generation. Bonuses relative to 2019 will be distributed after the General Shareholders' Meeting. At the same time, an EVA (economic value added) program will be phased in throughout 2020.

Among several efforts to reduce costs, we launched a family of voluntary dismissal programs, with the adhesion up to the end of 2019 of 3,294 employees, of which 995 have already left Petrobras.

Slow processes are an important source of high costs and low productivity. We are addressing this issue by delegating powers to managers, while, of course, keeping high standards of corporate governance and compliance. At the same time, the use of digital transformation begins to generate positive effects in corporate areas, such as the legal department, where we were able to eliminate the issuance of 20,000 documents per year in a first wave, which saves a significant number of man-hours and results in efficiency gains.

We are preparing the future of Petrobras, which relies on people and on the quality of its human capital stock. One of our most relevant tasks is the identification of young talents, promoting them to management positions and preparing them to be the future leaders of the company.

The training program for employees was reformulated to meet long-term strategic demands, with a more careful selection of employees to be trained. At the same time, we eliminate waste, seeking to do much more with less. In addition to the mandatory disciplines required by regulation, we are giving emphasis, for example, on leadership, finance, geosciences, artificial intelligence and mathematical methods.

Likewise, R&D activities in our research center (CENPES), previously focused on meeting regulatory requirements, were redesigned for alignment with the Company’s strategy.

In the social area, our programs are prioritizing investment in the early childhood, for children from 0 to 6 years old, where the social return rate is high, as it creates a powerful channel of economic and social mobility for those born in poor families. In addition, environment, science and sport for children and youth are priorities

Our efforts were recognized and in 2019 we reached a score of 46.6% on the Corporate Human Rights Benchmark, a result higher than that obtained in 2018, of 17.6%, and also than the average of 29% for companies in the mining and oil sectors.

Petrobras is strongly committed to sustainability. We are a member of the Oil and Gas Climate Initiative (OGCI) and we are prioritizing the decarbonization of our operations, with goals and initiatives to reduce CO2 and methane emissions and to increase carbon capture. The growth in water reuse is also an important concern, as our percentage is still low.

Our E&P operations discharged 17.3 kg of carbon equivalent per barrel of oil, which puts us in second place among the major oil companies in the world, only behind Equinor.

We continue to invest in research for the development of more environmental friendly fuels and in the acquisition of skills so that in the future we can enter the renewable business in a position to win.

Thanks to the quality of our oil, Petrobras is producing bunker oil with the low sulfur content of 0.5% required by the standards of the International Maritime Organization, IMO 2020. This new product helped to increase the utilization factor of our refineries to more than 80% in January, 2020.

Safety is our top priority and, in 2019, we reached the lowest total recordable injuries per million men-hour frequency rate (TRI) level. There were 0.76 accidents / million man-hours, a decrease of 24.7% in relation to 2018, establishing a new landmark for the global oil industry.

Despite this achievement, we will not stop there. We continue to pursue the goal of zero fatalities, and it is with deep regret that we recorded two fatalities in 2019.

We are in a long-horizon industry, where we have the challenge of mitigating the negative effects of the many mistakes made in the past, taking care of the short term and preparing for the coming decades.

Advances have been made, but we are still far from our goals. Petrobras remains one of the most indebted oil company in the world, with gross debt of US$ 87.1 billion, leverage above the oil industry standards and high costs. In addition, the return on capital employed still remains below the cost of capital.

Thus, despite the ongoing strategic initiatives, production records and the very favorable accounting figures we are disclosing today, we cannot relax. There are many challenges ahead of us and, in order to overcome them, we need to continue with our efforts and to count on the talents of our professionals, the true jewel in Petrobras' crown.

Finally, I would like to acknowledge and thank the important role played by our Board of Directors, which has been very supportive throughout this journey.

Highlights of the 2019 result:

•	Adjusted EBITDA was US$ 32.7 billion, an increase of 3.8% in relation to 2018, due to lower production costs and lower contingencies.
•	Net income reached US$ 10.2 billion, mainly reflecting gains with asset sales.
•	The adjusted net debt / LTM Adjusted EBITDA ratio increased to 2.41x, applying the effects of IFRS 16, from 2.20x in 2018. Once these effects were eliminated, the index would have been 1.95x.
•	The remuneration to shareholders in the form of dividends and interest on capital was R$ 10.6 billion, equivalent to R$ 0.73 per common and R$ 0.92 per preferred share in circulation.

Highlights of the 4Q19 result:

•	Adjusted EBITDA was US$ 8.9 billion, an increase of 8.1% in relation to 3Q19, due to lower production costs, Brent appreciation and price improvement of our oil and fuel oil in relation to Brent.
•	Net income reached US$ 2.0 billion, mainly reflecting asset impairment.
•	The adjusted net debt / LTM EBITDA ratio increased to 2.41x from 2.40x in 3Q19, applying the effects of IFRS 16. Once these effects were eliminated, the index would have been 1.95x.
•	The board of Directors approved the remuneration to shareholders in the form of dividends in the amount R$ 1.7 billion to common shareholders and R$ 2.5 million to preferred shareholders.

Main Items

Table 1 – Main items*

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 x 3Q19	4Q19 x 4Q18	2019 x 2018
Sales revenues	19,868	19,416	21,736	76,589	84,638	2.3	(8.6)	(9.5)
Gross profit	9,004	7,561	7,876	30,857	32,454	19.1	14.3	(4.9)
Operating expenses	(5,358)	(4,069)	(4,971)	(10,243)	(15,666)	(32.0)	(8.0)	34.6
Consolidated net income (loss) attributable to the shareholders of Petrobras	1,981	2,289	551	10,151	7,173	(13.5)	259.5	41.5
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras*	3,141	2,513	1,948	9,291	9,977	25.0	61.2	(6.9)
Net cash provided by operating activities	7,460	8,270	6,852	25,600	26,353	(9.8)	8.9	(2.9)
Free cash flow	5,650	6,480	4,262	18,376	15,245	(12.8)	33.1	20.5
Adjusted EBITDA	8,878	8,209	7,659	32,707	31,502	8.1	15.9	3.8
Recurring adjusted EBITDA *	9,049	8,853	8,090	34,093	33,665	2.2	11.9	1.3
Gross debt (US$ million)	87,121	89,901	84,360	87,121	84,360	(3.1)	3.3	3.3
Gross debt excluding IFRS 16 (US$ million)	63,260	66,070	84,175	63,260	84,175	(4.3)	(24.8)	(24.8)
Net debt (US$ million)	78,861	75,419	69,378	78,861	69,378	4.6	13.7	13.7
Net Debt excluding IFRS 16* (US$ million)	55,000	51,588	69,193	55,000	69,193	6.6	(20.5)	(20.5)
Net Debt/LTM Adjusted EBITDA (x)	2.41	2.40	2.20	2.41	2.20	0.4	9.5	9.5
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)	1.95	1.82	2.20	1.95	2.20	7.1	(11.4)	(11.4)
Average commercial selling rate for U.S. dollar	4.12	3.97	3.81	3.95	3.65	3.8	8.1	8.2
Brent crude (US$/bbl)	63.25	61.94	67.76	64.30	71.04	2.1	(6.7)	(9.5)
Crude Oil sales price (US$/bbl)	63.00	58.10	66.71	61.25	66.66	8.4	(5.6)	(8.1)
Domestic basic oil products price (US$/bbl)	74.97	73.05	82.11	75.04	81.46	2.6	(8.7)	(7.9)
TRI (toral recordable injuries per million men-hour frequency rate)	0.76	0.75	1.01	0.76	1.01	1.3	(24.8)	(24.8)
Adjusted Return on Capital Employed (without IFRS 16) - %**	8.22	7.42	8.54	8.22	8.54	8.5	(5.7)	(5.7)

* *See reconciliation of Net income and Recurring Adjusted EBITDA and IFRS 16 effects in the Non-recurring Items section. See IFRS effects in Adoption of IFRS 16 section.
** Ratio calculated based on Brazilian reais numbers.

Consolidated Results

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the Brazilian real-denominated results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s income statement, see item “Foreign Exchange Translation Effects on Results of Operations of 4Q 2019”.4

Net Revenues

Table 2 – Net revenues by products*

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 X 3Q19	4Q19 X 4Q18	2019 X 2018
Diesel	5,609	6,030	6,241	23,007	23,450	(7.0)	(10.1)	(1.9)
Diesel subsidy	−	−	526	−	1,415		(100.0)	(100.0)
Gasoline	2,519	2,346	2,755	9,810	11,690	7.4	(8.6)	(16.1)
Liquefied petroleum gas (LPG)	984	1,075	1,114	4,159	4,490	(8.5)	(11.7)	(7.4)
Jet fuel	980	928	1,183	3,832	4,208	5.6	(17.2)	(8.9)
Naphtha	422	352	651	1,669	2,455	19.9	(35.2)	(32.0)
Fuel oil (including bunker fuel)	254	227	299	1,026	1,233	11.9	(15.1)	(16.8)
Other oil products	828	915	962	3,410	3,769	(9.5)	(13.9)	(9.5)
Subtotal Oil Products	11,596	11,873	13,731	46,913	52,710	(2.3)	(15.5)	(11.0)
Natural gas	1,495	1,501	1,468	5,929	5,425	(0.4)	1.8	9.3
Renewables and nitrogen products	43	61	98	245	366	(29.5)	(56.1)	(33.1)
Revenues from non-exercised rights*	137	174	271	645	687	(21.3)	(49.4)	(6.1)
Electricity	388	275	200	1,322	2,027	41.1	94.0	(34.8)
Services, agency and others	234	199	331	940	1,370	17.6	(29.3)	(31.4)
Total domestic market	13,893	14,083	16,099	55,994	62,585	(1.3)	(13.7)	(10.5)
Exports	5,435	4,856	4,096	18,085	15,413	11.9	32.7	17.3
Sales by international units	540	477	1,543	2,510	6,640	13.2	(65.0)	(62.2)
Total foreign market	5,975	5,333	5,639	20,595	22,053	12.0	6.0	(6.6)
Total	19,868	19,416	21,736	76,589	84,638	2.3	(8.6)	(9.5)

Net revenues reduced 9.5% in 2019 - despite higher volumes of oil and oil products exports and the increase in natural gas revenues, mainly due to the fall of 9.5% in Brent prices and to lower volumes of oil product sales, at lower prices, chiefly gasoline and naphtha. There was also a decrease in revenues by international units, as a result of divestments in the United States (E&P assets and Pasadena refinery) and of the distribution company in Paraguay. It is important to highlight that, although Brent prices have dropped significantly, the proportional impact in the company’s results was mitigated by the smaller spread of our oil and fuel oil to Brent, mainly due to IMO 2020.

In 4Q19, we exported higher volumes of oil and fuel oil with low sulphur content, at higher Brent prices, also reflecting the benefits of IMO 2020, which led to an appreciation of those products. In the domestic market, lower volumes of diesel, due to market share losses and seasonality, negatively impacted the results. Electricity and naphtha revenues were up because of higher volumes and prices.

The record oil production of 3,025 million barrels of oil equivalent per day (MMboed) in 4Q19 was not totally translated into revenues as 7.5 million  barrels of oil were, at the quarter’s end, remained as inventories, being registered as ongoing exports.

In terms of revenues breakdown, diesel remains the most relevant product, accounting for 48% of domestic sales, followed by gasoline, which represents 22% of sales, both in line with the previous quarter.

*Revenue arising from rights not exercised by customers in certain contracts with take or pay e ship or pay clauses.

Regarding sales to the foreign market, we have the following distribution of export destinations:

Table 3 – Crude oil exports

Country	4Q19	3Q19	2019
China	68%	64%	71%
USA	8%	13%	10%
Chile	4%	6%	5%
India	3%	4%	4%
Others	16%	15%	10%

Table 4 – Oil products exports

Country	4Q19	3Q19	2019
Singapore	54%	31%	39%
USA	20%	50%	38%
Netherlands	0%	4%	3%
China	0%	1%	1%
Others	26%	14%	18%

China remains the main destination for our oil exports, followed by the USA and Chile. As to exports of oil products, there was strong growth to Singapore to the detriment of the United States in 4Q19.

Cost of Goods Sold

Table 5 – Cost of goods sold

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 x 3Q19	4Q19 x 4Q18	2019 x 2018
Brazilian operations	(10,546)	(11,494)	(12,515)	(43,702)	(46,583)	8.0	16.0	6.0
Acquisitions	(3,338)	(3,425)	(3,961)	(13,025)	(12,142)	3.0	16.0	(7.0)
Crude oil imports	(1,235)	(1,445)	(1,695)	(5,374)	(4,610)	15.0	27.0	(17.0)
Oil product imports	(1,144)	(1,144)	(1,897)	(4,304)	(4,655)	−	40.0	8.0
Natural gas imports	(959)	(836)	(369)	(3,347)	(2,877)	(15.0)	(160.0)	(16.0)
Production	(6,779)	(7,563)	(7,088)	(28,949)	(31,432)	10.0	4.0	8.0
Crude oil	(5,153)	(5,936)	(5,288)	(22,297)	(23,465)	13.0	3.0	5.0
Production taxes	(1,940)	(2,122)	(2,701)	(8,559)	(9,570)	9.0	28.0	11.0
Other costs	(3,213)	(3,814)	(2,587)	(13,738)	(13,895)	16.0	(24.0)	1.0
Oil products	(896)	(966)	(844)	(3,841)	(4,396)	7.0	(6.0)	13.0
Natural gas	(730)	(661)	(956)	(2,811)	(3,571)	(10.0)	24.0	21.0
Production taxes	(162)	(154)	(251)	(698)	(895)	(5.0)	35.0	22.0
Other costs	(568)	(507)	(705)	(2,113)	(2,676)	(12.0)	19.0	21.0
Services rendered, electricity, renewables, nitrogen products and others	(429)	(506)	(1,466)	(1,728)	(3,009)	15.0	71.0	43.0
Operations abroad	(318)	(361)	(1,345)	(2,030)	(5,601)	12.0	76.0	64.0
Total	(10,864)	(11,855)	(13,860)	(45,732)	(52,184)	8.0	22.0	12.0

In 2019, the 12% reduction in the cost of goods sold, when compared to 2018, outpaced the 9.5% drop in Brent prices, due to (a) lower production costs, (b) reduction in costs with operations abroad, reflecting divestments of several assets, and (c) lower electricity generation, with lower prices. On the other hand, costs with oil imports increased due to higher volumes.

Cost of goods sold totaled US$ 10.9 billion in 4Q19, an 8% reduction compared to 3Q19 even with the increase in Brent prices. This drop is evidenced by the lower lifting cost in the quarter, which was reduced by 15%, to US$ 8.22/boe, as a result of the increase of pre-salt in the production mix. In addition, inventory built at lower prices in the previous quarter was realized in 4Q19, with a positive effect of US$ 0.5 billion, and there was a lower share of imported oil in the throughput.

Operating Expenses

Table 6 – Operating expenses

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19X 3Q19	4Q19 X 4Q18	2019 x 2018
Selling, General and Administrative Expenses	(1,880)	(1,759)	(938)	(6,600)	(6,066)	(6.9)	(100.4)	(8.8)
Selling expenses	(1,386)	(1,252)	(369)	(4,476)	(3,827)	(10.7)	(275.6)	(17.0)
Materials, third-party services, rent and other related costs	(1,190)	(1,048)	(1,119)	(3,664)	(3,445)	(13.5)	(6.3)	(6.4)
Depreciation, depletion and amortization	(134)	(137)	(29)	(549)	(145)	2.2	(362.1)	(278.6)
Allowance for expected credit losses	(13)	(9)	831	(49)	(32)	(44.4)	(101.6)	(53.1)
Employee compensation	(49)	(58)	(52)	(214)	(205)	15.5	5.8	(4.4)
General and administrative expenses	(494)	(507)	(569)	(2,124)	(2,239)	2.6	13.2	5.1
Employee compensation	(348)	(351)	(421)	(1,427)	(1,500)	0.9	17.3	4.9
Materials, third-party services, rent and other related costs	(112)	(121)	(124)	(539)	(626)	7.4	9.7	13.9
Depreciation, depletion and amortization	(34)	(35)	(24)	(158)	(113)	2.9	(41.7)	(39.8)
Exploration costs	(455)	(70)	(122)	(799)	(524)	(550.0)	(273.0)	(52.5)
Research and development expenses	(146)	(146)	(166)	(576)	(641)	−	12.0	10.1
Other taxes	(319)	(141)	(289)	(619)	(670)	(126.2)	(10.4)	7.6
Impairment of assets	(2,221)	(607)	(1,656)	(2,848)	(2,005)	(265.9)	(34.1)	(42.0)
Other income and expenses, net	(337)	(1,346)	(1,800)	1,199	(5,760)	75.0	81.3	120.8
Total	(5,358)	(4,069)	(4,971)	(10,243)	(15,666)	(31.7)	(7.8)	34.6

Operating expenses reduced significantly in 2019 due to the gains with divestments in the amount of US$ 6.7 billion, mainly related to TAG and E&P assets. On the other hand there were higher impairment charges, mainly in 4Q19, and higher selling expenses, due to the payment of tariffs for the use of TAG gas pipelines of approximately US$ 760 million and higher logistic costs for exports associated with the stronger freight market and increase in export volumes.

Selling, general and administrative expenses totaled US$ 1.9 billion in 4Q19, an increase of 6.9% over 3Q19, mainly due to the higher logistics expenses associated with the stronger freight market and the increase in exports volumes.

Exploration costs for oil and gas in 4Q19 also increased to US$ 455 million due to higher expenses with non-commercial wells and to the acquisition of regional seismic data to support the assessment of new areas. Tax expenses increased due to the adhesion to State Amnesties programs.

Impairment expenses, usually concentrated in the last quarter, increased 265.9% mainly as a consequence of the revision of assumptions on the new Strategic Plan, as well as the postponement of the investments in the 2nd train of RNEST and the cancellation of the fertilizer unit (UFN III). On February 10th, we launched a new sales process for UFN III.

On the other hand, other expenses reduced mainly due to gains in the asset sales and lower contingencies.

The following is a breakdown of impairments recognized in the quarter:

Table 7 - Impairments

Assets by nature	Impairment	Details
E&P producing fields	(1,601)	Revision of Brent assumptions in the new Strategic Plan
RNEST – 2nd train	(534)	Postponement of the beginning of operations on the 2nd train
UFN III	(200)	Full impairment of the asset
PO&G	(89)	Closing of the sale with price adjustment
Vitoria 10,000 drillship	(47)	Sale conclusion on January, 2020
Thermoelectric plant Termocamaçari	(25)	Mothballing of the plant
Transpetro’s fleet of vessels	103	Improvement in the freight market
E&P fields – under sale	89	Signing of Frade and Lagoa Parda cluster fields
Comperj	50	Comperj’s units will start to render services to the gas processing plant
Termobahia	38
Other	(4)
Total	(2,221)

In 4Q19, the assets linked to the E&P segment showed losses as a result of the significant reduction in the prices of oil and natural gas projected for the 2020-2024 horizon and the consequent increase in the provision for the dismantling of areas. The losses are largely linked to the Papa-Terra field, Uruguá cluster (Uruguá and Tambaú fields) and CVIT cluster (Golfinho and Canapú fields).

In relation to RNEST, the forecast for the beginning of operations of the second train has been pushed back for more than 3 years, affecting the present value of the asset.

UFN III had a 100% impairment charge due to the absence of the company's intention to complete the project and the lack of firm offers to buy the asset. In February, 2020 we launched a new sales process of this asset.

However, there were several impairment reversals especially for the Transpetro ships, the E&P fields held for sale (Frade and Lagoa Parda cluster fiels), for which the amounts to be received exceed book values, and the gas processing plant at Comperj, which will use the utilities, becoming a service provider and thus having cash inflows.

Adjusted EBITDA

2019 Adjusted EBITDA reached US$ 32.7 billion, 3.8% higher than 2018 due to the reduction in production costs (US$ 2.5 billion) and lower contingencies (US$ 763 million) and the adoption of IFRS16 (US$ 4.4 billion). This positive result was partially offset by the sharp reduction in Brent prices and higher abandonment (US$ 776 million) and selling expenses (US$ 649 million), besides the reduction of margins for oil products.

In 4Q19, Adjusted EBITDA reached US$ 8.9 billion, an increase of 8% in relation to 3Q19, reflecting the improvement in operating performance and margins due to: (i) lower production costs (ii) price improvement of our oil and fuel oil in relation to Brent and (iii) improvement in Brent prices.  This result was offset by lower margins for diesel, gasoline and LPG, higher exploration costs and higher tax expenses due to the adhesion to State Amnesties programs.

*

The increase in Adjusted Ebitda/boe in 4Q19, relative to 3Q19, reflects the good production performance, with the increase of pre-salt in the production mix, with lower lifting costs, due to the ramp-up of new systems in the Lula and Búzios fields.

On a long-term view, we observed a significant increase, mainly reflecting the good performance and greater cost efficiency of the pre-salt, which represented 59% of oil production in Brazil in 2019.

The increase in Adjusted EBITDA/bbl in Refining in 4Q19 reflects higher refining margins due to the IMO 2020. In addition, there was a positive inventory turnover effect in the quarter, due to the quarterly increase in oil prices.7

* ratio calculated using economic production of 2.39 MMboed, 86% of total production.

Financial results

Table 8 – Financial result

(US$ million)	4Q19	3Q19	4Q18	2019	2018	4Q19 X 3Q19	4Q19 X 4Q18	2019 x 2018 (%)
Finance income	402	339	471	1,330	2,381	18.6	(14.6)	(44.1)
Income from investments and marketable securities (Government Bonds)	159	160	141	558	563	(0.6)	12.8	(0.9)
Discount and premium on repurchase of debt securities	−	2	22	5	323	(100.0)	(100.0)	(98.5)
Gains from signed agreements (electric sector)	−	(1)	150	79	724	(100.0)		(89.1)
Other income, net	243	178	158	688	771	36.5	53.8	(10.8)
Finance expenses	(1,293)	(2,425)	(1,272)	(7,086)	(5,675)	46.7	(1.7)	24.9
Interest on finance debt	(1,016)	(1,284)	(1,360)	(4,847)	(5,920)	20.9	25.3	(18.1)
Unwinding of discount on lease liabilities*	(360)	(369)	(2)	(1,514)	(10)	2.4	(17,900.0)	15,040.0
Discount and premium on repurchase of debt securities	(10)	(665)	(45)	(860)	(651)	98.5	77.8	32.1
Capitalized borrowing costs	325	314	430	1,332	1,814	3.5	(24.4)	(26.6)
Unwinding of discount on the provision for decommissioning costs	(190)	(194)	(152)	(795)	(652)	2.1	(25.0)	21.9
Other finance expenses and income, net	(42)	(227)	(143)	(402)	(256)	81.5	70.6	57.0
Foreign exchange gains (losses) and indexation charges	(711)	(654)	(1,078)	(3,008)	(3,190)	(8.7)	34.0	(5.7)
Foreign exchange	143	6	(216)	(72)	(66)	2,283.3	166.2	9.1
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(896)	(746)	(904)	(3,136)	(3,315)	(20.1)	0.9	(5.4)
Other foreign exchange gains (losses) and indexation charges, net	42	86	42	200	191	(51.2)	−	4.7
Total	(1,602)	(2,740)	(1,879)	(8,764)	(6,484)	41.5	14.7	35.2

In 2019 we were very active in liability management, strongly accessing the international capital markets, with the repurchase of US$ 10 billion in debt securities. This movement, essential for the continuous debt reduction, resulted in a US$ 860 million premium paid to bondholders. Lease expenses also increased substantially due to the introduction of IFRS16 in 2019. This big debt reduction effort resulted in a 18% decrease of interest on finance debt, from US$ 5.9 billion in 2018 to US$ 4.8 billion in 2019.

In 4Q19, financial expenses improved 41.5% as a consequence of the lower level of bond repurchases in the period. Interest on finance debt continued to decrease as a result of the continuous debt reduction.

* Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.

Net income attributable to Petrobras’ shareholders

Net income in 2019 reached US$ 10.2 billion, a 41.5% increase compared to 2018, mainly as a result of capital gains on divestments (mainly TAG, BR Distribuidora and E&P assets), partially offset by higher financial expenses associated with liability management, higher impairments and lower Brent prices.

In 4Q19, net income decreased 13.5% to US$ 2 billion, mainly due to the capital gain of US$ 2.4 billion with the sale of BR Distribuidora in 3Q19 and higher impairments. On the other hand, there were improvement of oil margins, lower financial expenses and capital gains on the sale of E&P assets.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 2019, net income and adjusted EBITDA excluding the impact of non-recurring items were US$ 9.3 billion and US$ 34.1 billion, respectively.

In 4Q19, net income and adjusted EBITDA excluding the impact of non-recurring items were US$ 3.2 billion and US$ 9.0 billion, respectively. On net income, non-recurring items totaled US$ 1.8 billion before taxes, especially impairment (US$ 2.2 billion). On Adjusted EBITDA, non-recurring items totaled US$ 173 million.

Special Items*

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 X 3Q19	4Q19 X 4Q18	2019 X 2018
Net income	2,075	2,228	781	10,363	7,414	(6.9)	165.7	39.8
Nonrecurring items	(1,843)	378	(2,115)	2,448	(3,787)	(587.6)	12.9	164.6
Nonrecurring items that do not affect Adjusted EBITDA	(1,670)	1,021	(1,682)	3,837	(1,620)	(263.6)	0.7	336.9
Impairment of assets and investments	(2,223)	(606)	(1,689)	(2,852)	(1,979)	(266.8)	(31.6)	(44.1)
Realization of cumulative translation adjustments - CTA	−	−	−	(34)	−
Gains and losses on disposal / write-offs of assets	621	(163)	(203)	6,046	417	481.0	405.9	1,349.9
Gains on BR Distribuidora follow on	−	3,515	−	3,515	−	(100.0)
Foreign exchange gains or losses on provisions for legal proceedings	−	(141)	83	(120)	(456)	(100.0)	(100.0)	73.7
Agreements signed for the electricity sector *	−	(1)	150	79	724	(100.0)	(100.0)	(89.1)
Discount related to prepayment of receivables from electricity sector	−	(128)	−	(128)	−	(100.0)
Write-off of deferred tax assets	(57)	(792)	−	(1,815)	−	92.8
Discount and premium on repurchase of debt securities	(10)	(664)	(24)	(855)	(328)	98.5	58.3	(160.7)
Other nonrecurring items	(173)	(643)	(433)	(1,387)	(2,166)	73.1	60.0	36.0
PDV	(45)	(68)	−	(199)	2	33.8		(10,050.0)
Careers and remuneration plan	−	−	(4)	(2)	(293)		(100.0)	99.3
Amounts recovered from Lava Jato investigation	29	112	17	220	456	(74.1)	70.6	(51.8)
Gains / (losses) on decommissioning of returned/abandoned areas	(154)	(1)	621	(155)	621	(15,300.0)	(124.8)	(125.0)
State Amnesties Programs	(221)	−	(109)	(221)	(234)		(102.8)	5.6
Expected credit losses related to the electricity sector	−	1	632	(17)	(241)	(100.0)	(100.0)	92.9
Gains / (losses) related to legal proceedings	241	(719)	(1,310)	(1,016)	(2,285)	133.5	118.4	55.5
Equalization of expenses - Production Individualization Agreements	(22)	33	(279)	2	(279)	(166.7)	92.1	100.7
Income from contractual penalty for the non-occurrence of Liquigas disposal	−	−	−	−	88			(100.0)
Net effect of nonrecurring items on IR / CSLL	683	(601)	719	(1,588)	983	213.6	(5.0)	(261.5)
Recurring net income	3,234	2,451	2,178	9,501	10,217	31.9	48.5	(7.0)
Shareholders of Petrobras	3,141	2,513	1,948	9,291	9,977	25.0	61.2	(6.9)
Non-controlling interests	94	(62)	230	211	241	251.6	(59.1)	(12.4)
Effects of IFRS 16 on net income	(127)	(232)	−	(723)	−	45.3
Adjusted EBITDA	8,878	8,209	7,659	32,707	31,502	8.1	15.9	3.8
Nonrecurring items	(173)	(643)	(433)	(1,387)	(2,166)	73.1	60.0	36.0
Recurring Adjusted EBITDA	9,049	8,853	8,090	34,093	33,665	2.2	11.9	1.3
Effects of IFRS 16	1,273	950	−	4,353	−	34.0

In Management's judgment, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 3Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

* Registered in Financial results.

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Income Statement and Cash Flow.

Table 10 – Effects of the adoption of IFRS16

US$ million	As disclosed as of 12.31.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 as of 12.31.2019

Balance Sheet
Assets	229,740	22,492	207,248
Liabilities and equity	229,740	22,492	207,248
Statement of Income
Gross profit	30,857	224	30,633
Operating expenses	(10,243)	193	(10,436)
Operating income (loss)	20,614	419	20,195
Net finance income (expense)	(8,764)	(1,514)	(7,250)
Results in equity-accounted investments	153	−	153
Income (loss) before income taxes	12,003	(1,096)	13,099
Income taxes	(4,200)	371	(4,571)
Net income (loss) from continuing operations	7,803	(723)	8,526
Net income (loss) from descontinued operations	2,560	−	2,560
Net income (loss)	10,363	(723)	11,086
Statement of Cash Flow
Net cash provided by operating activities	25,600	3,952	21,648
Net cash provided by (used in) investing activities	(1,684)	1,256	(2,940)
Net cash used in financing activities	(32,069)	(5,207)	(26,862)
Cash and cash equivalents at end of the period	7,377	−	7,377
Net Debt	78,861	23,684	55,177
Adjusted EBITDA	32,707	4,353	28,354
Net debt/LTM Adjusted EBITDA ratio	2.41	0.46	1.95

The adoption of IFRS 16 does not change Petrobras' deleveraging strategy, as we maintained the goal of reducing the net debt / Adjusted EBITDA ratio to 1.5x by 2020.

Investments

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including expenses with leasing, intangible assets, investments in subsidiaries and affiliates, expenses with geology and geophysics, expenses with research and development and pre-operating expenses. For the Capex presented in this report session, the international accounting standard IFRS16 - Leasing is not applicable.

Table 10 - Investments

US$ millions	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Exploration and Production	2,394	1,924	2,682	8,410	10,760	24%	(11)%	(22)%
Refining	444	464	375	1,463	1,107	(4)%	18%	32%
Gas and Power	217	169	152	543	433	29%	43%	25%
Others	113	75	99	328	307	50.6%	13.7%	6.8%
Total - ex Bonus	3,168	2,632	3,308	10,743	12,607	20%	(4)%	(15)%
Signing Bonus	16,671		18	16,671	832
Total - including bonus	19,838	2,632	3,326	27,413	13,439	654%	496%	104%

In 2019, we reached US$ 27.4 billion in investments, US$ 10.7 billion of which without signing bonuses, in line with the target of US$ 10 to 11 billion, disclosed in 2Q19.

Investments in 4Q19 totaled US$ 3.2 billion. Investments in E&P were 24% up on 4Q19 mainly due to higher expenses in the construction of exploratory wells. On the Gas and Power segment, the quarterly increase relates to the execution of stoppages in thermal plants and gas processing units, which had been postponed. Approximately 70% of investments corresponds to capital investments.

Capital investments are those whose main objective is to increase the capacity of existing assets, implement new production, offloading and storage assets, increase efficiency or profitability of the asset and implement essential infrastructure to enable other capital investment projects. They include acquisitions of assets/companies and investments in exploratory activities.

On the other hand, the objective of current investments is to maintain the operation of existing assets (i.e., they do not aim at increasing the capacity of facilities), restoring capacity, in addition to investments in infrastructure whose implementation is not essential to enable another capital investment project.

In 4Q19, investments in Exploration and Production totaled US$ 2.4 billion, with approximately 80% of which in capital investments. Investments were mainly concentrated: (i) in the production development of Santos Basin pre-salt (US$ 1.2 billion); (ii) new projects in mature fields (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt (US$ 0.2 billion).

In 4Q19, US$ 16.7 billion were invested in the acquisition bonuses of the Búzios and Itapu fields (bidding round for the Transfer of Rights surplus), the C-M-477 block (16th bidding round in the Concession Regime), and the Aram block (6th round PSC). The bonus payment was effected on the same date that Petrobras received US$ 9 billion in reimbursement for the revision of the Transfer of Rights contract.

In the Refining segment, investments totaled US$ 0.4 billion in 4Q19, approximately 20% of which were capital investments. Investments in the Gas and Power segment totaled US$ 0.2 billion in 4Q19, approximately 60% of which were capital investments

The following table presents the main information on the new oil and gas production systems.

Table 12 – Main projects

Project	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX 20-24 Petrobras US$ bi	Petrobras Share	Status
Atapu 1 P-70 (Owned unit)	2020	150,000	1.7	3.9	89.3%	Project in execution phase with the platform’s physical completion above 98%. 10 wells drilled and 3 completed.
Sépia 1 FPSO Carioca (Owned unit)	2021	180,000	0.3	3.1	97.6%	Project in execution phase with the platform’s physical completion above 80%. 5 wells drilled and 3 completed.
Mero 1 FPSO Guanabara (Chartered unit)	2021	180,000	0.1	1.1	40.0%	Project in execution phase with the platform’s physical completion above 80%. 5 wells drilled and 1 completed.
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.1	3.0	100%	Project in execution phase with the platform’s physical completion above 10% and 1 well drilled.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2022	80,000	0.04	2.3	100%	Project in execution phase, letter of intent signed for charter of the platform in October 2019.
Marlim 2 FPSO Ana Néri (Chartered unit)	2023	70,000	0.01	1.8	100%	Project in execution phase. Letter of intent signed for platform chartering in October 2019.
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.01	1.1	40%	Project in execution phase with the platform’s physical completion above 10%. 4 wells drilled and 2 completed.

10

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with low returns on capital employed. In 2019, we managed to make significant divestments, with signed and completed transactions contributing to a total of US$16.3 billion, including transactions signed in 2018 and completed in 2019 (with cash inflow of US$ 14.7 billion as detailed below). The main assets divested during the year were TAG gas pipelines, BR Distribuidora and Tartaruga Verde field.

In 4Q19, we concluded the sale of Tartaruga Verde field, Pargo cluster, onshore fields in Rio Grande do Norte and, in January 2020, PO&G BV, which, together with the cash inflows relative to the signing of the Frade field, resulted in a cash inflow of US$ 1.75 billion in the period. We also signed the sale of Liquigás, in the amount of US$ 879 million.

Table 13 – Signed transactions

Asset	Transaction Amount (US$ million)	Amounts received in 2019 and 2020 (US$ million)
Maromba field	90	20
Pasadena refinery	562	467
TAG	8,722	8,722
Tartaruga Verde field	1,294	950
Onshore fields - RN	384	295
BR Distribuidora	2,553	2,553
Pampo & Enchova cluster	851	53
Baúna field	665	50
Macau cluster	191	48
Belém Bioenergia Brasil	6	0
Ponta do Mel e Redonda	7	0
Lagoa Parda cluster	9	1
Frade field	100	7.5
Liquigás	879	0
Pargo cluster	Signed in 2018	324
Distribution in Paraguai	Signed in 2018	381
PO&G BV	Signed in 2018	806
Total amount	16,313	14,678

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the new Strategic Plan 2020-2024, undergoing structuring phase, with teasers to be launched soon. The ones to highlight are the sale of gas transportation and distribution, offshore gas pipelines and thermal power plants.

Table 14 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
TAG (10%)	Mega
Mangue Seco 1 and 2	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Golfinho & Camarupim Cluster (ES)	Uruguay assets (PUDSA)
Papa-Terra field (RJ)	Deep-water fields (SE-AL Basin)
Exploratory concessions (PA-MA, RS)	Onshore fields (AM, CE, SE, BA and ES)
Shallow water fields (ES and RJ)
Exploratory concessions (ES)

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

Liquidity and Capital Resources

Table 15 – Liquidity and capital resources

US$ million	4Q19	3Q19	4Q18	2019	2018
Adjusted cash and cash equivalents at the beginning of period	14,482	17,847	15,227	14,982	24,404
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,303)	(641)	(1,040)	(1,083)	(1,885)
Cash and cash equivalents at the beginning of period	13,179	17,206	14,187	13,899	22,519
Net cash provided by (used in) operating activities	7,460	8,270	6,852	25,600	26,353
Net cash provided by operating activities from continuing operations	7,460	8,203	6,300	25,277	25,447
Discontinued operations – net cash provided by operating activities	−	67	552	323	906
Net cash provided by (used in) investing activities	(7,760)	(643)	(1,457)	(1,684)	(4,504)
Net cash provided by (used in) investing activities from continuing operations	(7,760)	(2,506)	(1,409)	(3,496)	(4,460)
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus) and investments in investees	(1,810)	(1,790)	(2,590)	(7,224)	(11,108)
Signature bonus	(1,331)	−	(18)	(1,339)	(841)
Transfer of Rights surplus	(15,341)	−	−	(15,341)	−
Proceeds from disposal of assets - Divestment	1,303	(1)	876	10,413	5,791
Reimbursement of Transfer of rights agreement	8,361	−	−	8,361	−
Dividends received	600	20	288	1,436	994
Divestment (Investment) in marketable securities	458	(735)	35	198	704
Discontinued operations – net cash provided by (used in) investing activities	−	1,863	(48)	1,812	(44)
(=) Net cash provided by operating and investing activities	(300)	7,627	5,395	23,916	21,849
Net cash provided by (used) in financing activities from continuing operations	(6,379)	(12,178)	(5,590)	(31,561)	(29,694)
Net financings	(4,185)	(10,544)	(5,362)	(24,310)	(29,009)
Proceeds from financing	2,735	4	1,999	7,464	10,707
Repayments	(6,920)	(10,548)	(7,361)	(31,774)	(39,716)
Repayment of lease liability	(1,585)	(1,384)	−	(5,207)	−
Dividends paid to shareholders of Petrobras	(573)	(298)	(309)	(1,877)	(625)
Dividends paid to non-controlling interest	(49)	(3)	(11)	(138)	(103)
Investments by non-controlling interest	13	51	92	(29)	43
Discontinued operations – net cash used in financing activities	−	(13)	(97)	(508)	(156)
Net cash provided by (used) in financing activities	(6,379)	(12,191)	(5,687)	(32,069)	(29,850)
Effect of exchange rate changes on cash and cash equivalents	877	537	4	1,631	(619)
Cash and cash equivalents at the end of period	7,377	13,179	13,899	7,377	13,899
Government bonds and time deposits with maturities of more than 3 months at the end of period	888	1,303	1,083	888	1,083
Adjusted cash and cash equivalents at the end of period	8,265	14,482	14,982	8,265	14,982
Reconciliation of Free Cash Flow
Net cash provided by operating activities	7,460	8,270	6,852	25,600	26,353
Acquisition of PP&E and intangibles assets (except for the Transfer of Rights surplus and other signature bonus) and investments in investees	(1,810)	(1,790)	(2,590)	(7,224)	(11,108)
Free cash flow	5,650	6,480	4,262	18,376	15,245

As of December 31st, 2019, cash and cash equivalents totaled US$ 7.4 billion and adjusted cash and cash equivalents totaled US$ 8.3 billion. Our goal is to reach a minimum cash of US$ 5.5 billion.

In 4Q19, inflow of funds from net cash provided by operating activities totaled US$ 7.5 billion, which, alongside cash inflows related to divestments of US$ 1.3 billion and cash and cash equivalents, were used (i) to pay the signature bonus of the Transfer of Rights Surplus auction, in the net amount of US$ 7.0 billion, (ii) to prepay debt and amortize principal and interest due in the period (US$ 6.9 billion) and (iii) as capex in the business areas (US$ 1.8 billion).

Net cash provided by operating activities dropped 10% in the quarter, mainly due to increase in inventories and accounts receivable in the amount of US$ 957 million.

In 2019, the Company settled several loans and financial debt, in the amount of US$ 31.8 billion, with the following highlights : (i) US$ 10 billion relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bondholders amounting to US$ 860; (ii) pre-payment of banking loans in the domestic and international market totaling US$ 13.5 billion; and (iii) pre-payment of US$ 578 million with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

In 4Q19 we repaid US$ 6.9 billion in loans and financial debt, the most relevant being the prepayment of a US$ 5 billion of the China Development Bank loan. We raised US$ 2.7 billion and the most noteworthy transaction was the issuance of debentures in Brazil, in the amount of R$ 3 billion (US$ 722 million).

EBITDA x OCF x FCF x FCFE reconciliation

Adjusted EBITDA reached US$ 8.9 billion in 4Q19, 8.1%, above 3Q19. Operating cash flow plus divestments during the year enabled the acquisition of new acreage and debt prepayment. The line showing the balance of the signing bonus includes the payment of US$ 15.3 billion related to Transfer of Rights surplus, offset by the receipt of US$ 8.4 billion related to the revision of the original contract, besides participation in other bids.

Debt

Our commitment to deleveraging generated significant results in 2019. The inflow of divestment resources led to a 25% fall in gross debt as of December 31st, 2019, reaching US$ 63 billion without the effects of IFRS16. Including IFRS16, which added US$ 23.9 billion to our debt, we managed to have a gross debt of US$ 87 billion, roughly in line with the amount in December 31, 2018, which did not include leases.

In 4Q19, even with the strong cash outflow due to the payment of the signing bonus of the ToR surplus auction, we still managed to reduce gross debt by 4%.

In addition, liability management helped to increase the average maturity from 9.14 years in December 31st, 2018 and 10.42 years in September 30th, 2019 to 10.80 years in December 31st, 2019, while, in the same periods, leverage reduced from 46% and 45% to 44%. Average interest rate reduced from 6.1% on December 31st, 2018 to 5.9% in September 30th and remained in the same level on December 31st, 2019.

Net debt increased 4.6% due to the use of cash to pay the signing bonus of the ToR surplus auction in December, 2019.

Deleveraging is a priority for Petrobras. Our goal is to reduce the Net Debt/Adjusted LTM EBITDA ratio to 1.5x by 2020, considering the effects of IFRS 16. At December 31, 2019, the Net Debt/Adjusted LTM EBITDA ratio was 2.41x considering the effects of IFRS 16, an increase from 2.40x at September 30th, 2019. Excluding the effects of the IFRS16, the Net Debt/Adjusted LTM EBITDA ratio increased from 1.82x to 1.95x in the same period.

Table 16 – Debt indicators

Debt (US$ million)	12.31.2019	09.30.2019	Δ %	12.31.2018
Gross debt (without IFRS 16)	63,260	66,070	(4.3)	84,175
Capital Markets	35,944	34,815	3.2	42,947
Banking Market	21,877	25,249	(13.4)	33,700
Development banks	1,967	1,950	0.9	3,387
Export Credit Agencies	3,233	3,812	(15.2)	3,881
Related parties	−	−		−
Others	239	244	(2.0)	260
Finance leases (IFRS 16)	23,861	23,831	0.1	185
Gross debt (with IFRS 16)	87,121	89,901	(3.1)	84,360
Adjusted cash and cash equivalents	8,260	14,482	(43.0)	14,982
Net debt	78,861	75,419	4.6	69,378
Net debt (without IFRS 16)	55,000	51,588	6.6	69,193
Net Debt/(Net Debt + Market Cap) - Leverage	44%	45%	(1.0)	46%
Average interest rate (% p.a.)	5.9	5.9	−	6.1
Weighted average maturity of outstanding debt (years)	10.80	10.42	3.6	9.14
Net debt/LTM Adjusted EBITDA ratio	2.41	2.40	0.4	2.20
Gross debt/LTM Adjusted EBITDA ratio	2.66	2.86	(6.7)	2.68

Results per segment

Exploration and Production

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 x 3Q19	4Q19 x 4Q18	2019 x 2018
Sales revenues	13,868	12,551	13,333	50,463	52,382	10.5	4.0	(3.7)
Gross profit	6,991	5,753	6,523	23,158	23,414	21.5	7.2	(1.1)
Operating expenses	(1,781)	(1,273)	(3,059)	(4,181)	(5,068)	(39.9)	41.8	17.5
Operating income (loss)	5,210	4,480	3,464	18,977	18,346	16.3	50.4	3.4
Net income (loss) attributable to the shareholders of Petrobras	3,440	2,979	2,296	12,624	12,190	15.5	49.8	3.6
Adjusted EBITDA of the segment	8,824	8,100	6,764	31,720	28,271	8.9	30.5	12.2
EBITDA margin of the segment (%)	64	65	51	63	54	(1)	13	9
Average Brent crude (US$/bbl)	63.25	61.94	67.76	64.30	71.04	2.1	(6.7)	(9.5)
Sales price - Brazil
Crude oil (US$/bbl)	63.00	58.10	66.71	61.25	66.66	8.4	(5.6)	(8.1)
Lifting cost - Brazil (US$/boe)*
excluding production taxes	8.22	9.67	10.24	9.62	10.90	(15.0)	(19.8)	(11.7)
Onshore	17.50	18.19	19.79	18.89	20.02	(3.8)	(11.5)	(5.7)
without lease	17.50	18.19	19.79	18.89	20.02	(3.8)	(11.5)	(5.7)
Shallow waters	27.94	30.56	26.20	30.27	25.69	(8.6)	6.6	17.8
without lease	25.65	28.58	24.61	28.22	24.07	(10.2)	4.2	17.2
Deep and ultra-deep post-salt	11.18	14.21	11.61	12.53	12.59	(21.3)	(3.7)	(0.5)
without lease	9.59	12.48	10.25	10.77	11.20	(23.2)	(6.4)	(3.8)
Pre-salt	5.02	5.03	6.29	5.61	6.53	(0.3)	(20.2)	(14.0)
without lease	3.20	3.07	3.57	3.52	3.66	4.4	(10.4)	(3.9)
including production taxes	18.94	19.50	23.77	20.95	24.39	(2.9)	(20.3)	(14.1)
Production taxes - Brazil	2,447	2,298	2,618	10,641	10,872	6.5	(6.5)	(2.1)
Royalties	1,210	1,175	1,223	4,676	4,898	3.0	(1.1)	(4.5)
Special Participation	1,226	1,111	1,382	5,918	5,923	10.4	(11.3)	(0.1)
Retention of areas	11	12	13	47	51	(8.3)	(15.4)	(7.8)

* Leasing only refers to the plataform rentals

The reduction in gross profit in 2019 is due to lower Brent prices, partially offset by higher production and lower lifting costs. Operating income increased due to lower expenses with legal contingencies and higher results with divestments, mitigated by higher impairment losses and exploratory expenses.

Lifting cost in 2019, without government take, was US$ 9.62/boe, a 12% reduction compared to the previous year (US$ 10.90/boe). The drop is mainly explained by the increase in production, with the start-up and ramp-up of pre-salt platforms, mainly in the Búzios and Lula fields.

The drop in Brent prices from 2018 to 2019 explains the reduction in government take in the period, partially offset by the payment of the unification of Parque das Baleias, in 2019. In unit terms, the relationship also benefited from the increase in production in the Transfer of Rights, which is not subjected to special participation taxes.

As disclosed in the 2020-2024 Strategic Plan, Petrobras will segregate the cost of chartering platforms with third parties (leasing cost) from the lifting cost without government take. This portion represents, in 2019, US$ 1.8/boe and US$ 2.0/boe in 2018, of a total of US$ 9.62/boe and US$ 10.90/boe, respectively.

The increase in gross profit in 4Q19 is mainly due to higher production, higher Brent prices, the price appreciation of our oil due to IMO 2020. Higher operating profit reflects the increase in gross profit and the gain on divestments, especially the Pargo cluster, partially offset by impairment losses and exploratory expenses.

Pre-salt lifting cost in the quarter, without government take, was US$ 5.02/boe, in line with 3Q19 figures. The good results achieved in the pre-salt platforms explain the metric’s stability.

In the post-salt, we had a 21% drop in lifting cost without government take in 4Q19. We observed a reduction in the costs of platforms P-33 and P-37, which interrupted production with no expected return, as well as a reduction in intervention costs between quarters.

In shallow water, there was a 9% reduction in lifting cost in 4Q19 compared to the previous quarter, mainly due to the divestment of the Pargo and Vermelho fields, which had higher unit costs.

In onshore fields, the lifting cost without government take decreased by 4% in dollars in 4Q19 due to the impact of the 3.6% devaluation of the real against the dollar in the period.

Onshore and shallow water fields are not the Company’s core assets and recent transactions showed that there is a great interest from companies capable of adding more value to those assets than Petrobras. At the same time, the sale of these assets has been impacting positively the economic activity, since the new owners have significantly increased investments in these assets, creating jobs and fostering the development of the oil and gas services industry. In 2019, we recorded approximately US$1.0 billion in gains from the sales of these assets and US$ 645 million in impairment reversals.

There was an increase in the payment of government take in 4Q19 relative to the previous quarter, mainly due to increase in production.

Refining

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 x 3Q19	4Q19 x 4Q18	2019 x 2018
Sales revenues	17,606	17,124	18,929	67,538	73,448	2.8	(7.0)	(8.0)
Gross profit	1,946	1,236	42	5,960	6,437	57.4	4533.3	(7.4)
Operating expenses	(1,562)	(973)	(1,381)	(4,334)	(3,437)	(60.5)	(13.1)	26.1
Operating Income (Loss)	384	263	(1,339)	1,626	3,000	46.0	128.7	(45.8)
Net income (loss) attributable to the shareholders of Petrobras	108	121	(870)	1,021	2,393	(10.7)	112.4	(57.3)
Adjusted EBITDA of the segment	1,572	938	(279)	4,984	57,674	67.6	663.4	(12.2)
EBITDA margin of the segment (%)	9	5	(1)	7	8	4	10	(1)
Refining cost (US$ / barrel) - Brazil	2.29	2.40	2.49	2.46	2.51	(4.6)	(8.0)	(2.0)
Refining cost (R$ / barrel) - Brazil	9.70	9.53	9.44	9.77	9.12	1.8	2.8	7.1
Domestic basic oil products price (US$/bbl)	74.97	73.05	82.11	75.04	81.46	2.6	(8.7)	(7.9)

In 2019 the reduction in gross profit was due to lower margins and volumes of diesel and gasoline sold in the domestic market, as well as the exchange translation effect and the reduction in the positive effect of inventory turnover of approximately US$ 0.8 billion between the years. In 2019, the inventory turnover was approximately US$ 1.0 billion. These factors were partially offset by higher volumes and margins in exports of fuel oil and crude oil.

Lower operating profit was due to higher selling expenses, higher impairment (RNEST, Comperj and Pasadena) and higher expenses with lawsuits related to environmental taxes as well as contingencies related to the OSPAR pipeline.

In 4Q19, the improvement in gross profit was mainly due to the inventory turnover effect of approximately US$ 0.5 billion, due to the realization of inventories at prices above acquisition costs, as a result of the increase in Brent between quarters.

Diesel sales volumes dropped in the domestic market, due to seasonality. There were lower margins and volumes of LPG in the domestic market. On the other hand, there were higher volumes exported and higher fuel oil crack spreads, of 5.1 US$/bbl. Natural gas, an input to the refineries, was purchased at lower prices, due to the reduction in unit costs, favoring results.

Refining unit cost decreased due to lower personnel costs in dollars combined with the exchange rate variation in the period. Although there was higher demand for low sulphur fuel oil, the utilization factor reduced to 76% in 4Q19, against 80% in the 3Q19, due to lower overall demand in the domestic market.

Operating profit was higher in the quarter, reflecting the increase in gross profit, partially offset by higher impairment expenses in RNEST's 2nd Train, in addition to higher selling expenses, due to the increase in shipping costs, and tax expenses, due to the adhesion to State Amnesties programs.

Gas and Power

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 x 3Q19	4Q19 x 4Q18	2019 x 2018
Sales revenues	2,749	2,961	3,121	11,493	12,241	(7.2)	(11.9)	(6.1)
Gross profit	974	926	876	3,780	3,218	5.2	11.2	17.5
Operating expenses	(1,199)	(631)	(175)	2,580	(2,461)	(90.0)	(585.1)	(204.8)
Operating income (loss)	(225)	295	701	6,360	757	(176.3)	(132.1)	740
Net income (loss) attributable to the shareholders of Petrobras	(156)	198	462	4,180	482	(178.8)	(133.8)	767
Adjusted EBITDA of the segment	187	500	1,020	1,862	1,613	(62.6)	(81.7)	15.4
EBITDA margin of the segment (%)	7	17	33	16	13	(11)	(79.2)	3
Natural gas sales price - Brazil(US$/bbl)	42.70	45.57	49.45	46.29	42.87	(6.3)	(13.7)	8.0

In 2019, the higher gross profit was due to better margins on natural gas sales to the non-thermoelectric sector and on energy in the Free Contracting Environment (ACL) due to the reduction in spot prices, reducing the costs of settling sales contracts at the Chamber of Commercialization of Electric Energy (CCEE).

Operating profit increased due to the sale of a 90% interest in TAG in June 19, despite higher selling expenses with the payment of TAG's tariffs.

In 4Q19, gross profit was higher due to better margins in sales of natural gas in the thermoelectric and non-thermoelectric sectors.

The operating loss reflects the increase in operating expenses due to the mothballing of ANSA and the impairment of UFN-III, besides the end of a tax dispute with the adhesion to State Amnesties programs.

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in our Strategic Plan 2020-2024, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 20 - Reconciliation of Adjusted EBITDA

US$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 X 3Q19	4Q19 X 4Q18	2019 X 2018
Net income (loss) from continuing operations	2,075	(128)	360	7,803	6,571	1,721	476	19
Net finance income (expense)	1,602	2,740	1,879	8,764	6,484	(42)	(15)	35
Income taxes	(241)	992	698	4,200	4,256	(124)	(135)	(1)
Depreciation, depletion and amortization	3,631	3,776	2,842	14,836	11,912	(4)	28	25
EBITDA	7,067	7,380	5,779	35,603	29,223	(4)	22	22
Results in equity-accounted investments	210	(112)	(32)	(153)	(523)	288	756	71
Impairment	2,221	607	1,656	2,848	2,005	266	34	42
Reclassification of cumulative translation adjustment - CTA	−	−	−	34	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(620)	162	204	(6,046)	(416)	(483)	(404)	(1,353)
Foreign exchange gains or losses on provisions for legal proceedings	−	141	(83)	120	456	(100)	(100)	(74)
Adjusted EBITDA from continuing operations	8,878	8,178	7,524	32,406	30,745	9	18	5
Adjusted EBITDA from descontinued operations	−	31	135	301	757	(100)	(100)	(60)
Adjusted EBITDA	8,878	8,209	7,659	32,707	31,502	8	16	4
Adjusted EBITDA margin (%)	45	42	35	42	36	3	10	6

Foreign Exchange Translation Effects on Results of Operations of 2019

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the Brazilian real-denominated results of operations real were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in 2019, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2019, the results on a constant currency basis were computed by converting the 1Q-2019, 2Q-2019, 3Q-2019 and 4Q-2019 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2018, 2Q-2018, 3Q-2018 and 4Q-2018 (3.2433, 3.6056, 3.9505 and 3.8084, respectively).

The amounts and respective variations presented in constant currency are not measures in accordance with – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Dec		Variation		Jan-Dec2019		Variation *
	U.S.$ million				U.S.$ million
	2019	2018	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	76,589	84,638	(8,049)	(10)	(6,359)	82,948	(1,690)	(2)
Cost of sales	(45,732)	(52,184)	6,452	12	3,856	(49,588)	2,596	5
Gross profit	30,857	32,454	(1,597)	(5)	(2,503)	33,360	906	3
Selling expenses	(4,476)	(3,827)	(649)	(17)	347	(4,823)	(996)	(26)
General and administrative expenses	(2,124)	(2,239)	115	5	183	(2,307)	(68)	(3)
Exploration costs	(799)	(524)	(275)	(52)	74	(873)	(349)	(67)
Research and development expenses	(576)	(641)	65	10	46	(622)	19	3
Other taxes	(619)	(670)	51	8	49	(668)	2	−
Impairment of assets	(2,848)	(2,005)	(843)	(42)	184	(3,032)	(1,027)	(51)
Other income and expenses	1,199	(5,760)	6,959	121	(134)	1,333	7,093	123
Operating income	20,614	16,788	3,826	23	(1,753)	22,367	5,579	33
Net finance income (expense)	(8,764)	(6,484)	(2,280)	(35)	694	(9,458)	(2,974)	(46)
Results of equity-accounted investments	153	523	(370)	(71)	(16)	169	(354)	(68)
Income before income taxes	12,003	10,827	1,176	11	(1,075)	13,078	2,251	21
Income taxes	(4,200)	(4,256)	56	1	325	(4,525)	(269)	(6)
Net income from continuing operations for the period	7,803	6,571	1,232	19	(750)	8,553	1,982	30
Net income from discontinued operations for the year	2,560	843	1,717	204	(38)	2,598	1,755	208
Net income for the year	10,363	7,414	2,949	40	(788)	11,151	3,737	50

* Variation after isolating foreign exchange translation effects between periods used for translation.

FINANCIAL STATEMENTS

Table 22 - Income Statement - Consolidated

US$ million	4Q19	3Q19	4Q18	2019	2018
Sales revenues	19,868	19,416	21,736	76,589	84,638
Cost of sales	(10,864)	(11,855)	(13,860)	(45,732)	(52,184)
Gross profit	9,004	7,561	7,876	30,857	32,454
Selling expenses	(1,386)	(1,252)	(369)	(4,476)	(3,827)
General and administrative expenses	(494)	(507)	(569)	(2,124)	(2,239)
Exploration costs	(455)	(70)	(122)	(799)	(524)
Research and development expenses	(146)	(146)	(166)	(576)	(641)
Other taxes	(319)	(141)	(289)	(619)	(670)
Impairment of assets	(2,221)	(607)	(1,656)	(2,848)	(2,005)
Other income and expenses	(337)	(1,346)	(1,800)	1,199	(5,760)
	(5,358)	(4,069)	(4,971)	(10,243)	(15,666)
Operating income (loss)	3,646	3,492	2,905	20,614	16,788
Finance income	402	339	472	1,330	2,381
Finance expenses	(1,293)	(2,425)	(1,272)	(7,086)	(5,675)
Foreign exchange gains (losses) and inflation indexation charges	(711)	(654)	(1,079)	(3,008)	(3,190)
Net finance income (expense)	(1,602)	(2,740)	(1,879)	(8,764)	(6,484)
Results in equity-accounted investments	(210)	112	32	153	523
Income (loss) before income taxes	1,834	864	1,058	12,003	10,827
Income taxes	241	(992)	(698)	(4,200)	(4,256)
Net income (loss) from continuing operations	2,075	(128)	360	7,803	6,571
Net income (loss) from descontinued operations	−	2,356	421	2,560	843
Net Income (Loss)	2,075	2,228	781	10,363	7,414
Net income (loss) attributable to:
Shareholders of Petrobras	1,981	2,289	551	10,151	7,173
Net income (loss) from continuing operations	1,981	(56)	250	7,660	6,572
Net income (loss) from descontinued operations	−	2,345	301	2,491	601
Non-controlling interests	94	(61)	230	212	241
Net income (loss) from continuing operations	94	(72)	110	143	(1)
Net income (loss) from descontinued operations	−	11	120	69	242

Table 23 - Statement of Financial Position – Consolidated

ASSETS - US$ million	12.31.2019	12.31.2018
Current assets	27,812	37,062
Cash and cash equivalents	7,372	13,899
Marketable securities	888	1,083
Trade and other receivables, net	3,762	5,746
Inventories	8,189	8,987
Recoverable taxes	3,544	2,035
Assets classified as held for sale	2,564	1,946
Escrow account - Class action agreement	−	1,881
Other current assets	1,493	1,485
Non-current assets	201,928	185,006
Long-term receivables	17,691	22,059
Trade and other receivables, net	2,567	5,492
Marketable securities	58	53
Judicial deposits	8,236	6,711
Deferred taxes	1,388	2,680
Other tax assets	3,939	4,376
Advances to suppliers	326	666
Other non-current assets	1,177	2,081
Investments	5,499	2,759
Property, plant and equipment	159,265	157,383
Intangible assets	19,473	2,805
Total assets	229,740	222,068
LIABILITIES - US$ million	12.31.2019	12.31.2018
Current liabilities	28,816	25,051
Trade payables	5,601	6,327
Finance debt	4,469	3,667
Lease liability	5,737	23
Taxes payable	3,700	3,767
Dividends payable	1,558	1,109
Short-term benefits	1,645	1,658
Pension and medical benefits	887	810
Provision for legal and administrative proceedings	−	3,482
Liabilities related to assets classified as held for sale	3,246	983
Agreement with US Authorities	−	783
Other current liabilities	1,973	2,442
Non-current liabilities	126,709	123,842
Finance debt	58,791	80,508
Lease liability	18,124	162
Income taxes payable	504	552
Deferred taxes	1,760	654
Pension and medical benefits	25,607	21,940
Provision for legal and administrative proceedings	3,113	3,923
Provision for decommisioning costs	17,460	15,133
Other non-current liabilities	1,350	970
Shareholders´ equity	74,215	73,175
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(33,778)	(35,557)
Non-controlling interests	892	1,631
Total liabilities and shareholders´ equity	229,740	222,068

Table 24 - Statement of Cash Flows – Consolidated

US$ million	4Q19	3Q19	4Q18	2019	2018
Cash flows from Operating activities
Net income for the period	2,075	2,228	781	10,363	7,414
Adjustments for:
Net income from discontinued operations	−	(2,356)	(421)	(2,560)	(843)
Pension and medical benefits (actuarial expense)	499	517	481	2,086	2,018
Results of equity-accounted investments	210	(112)	(32)	(153)	(523)
Depreciation, depletion and amortization	3,631	3,776	2,842	14,836	11,912
Impairment of assets (reversal)	2,221	607	1,656	2,848	2,005
Allowance (reversals) for credit loss on trade and others receivables	18	31	(805)	87	91
Exploratory expenditure write-offs	243	1	15	308	87
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(620)	162	204	(6,012)	(416)
Foreign exchange, indexation and finance charges	1,596	2,604	1,653	8,460	7,941
Deferred income taxes, net	(69)	1,183	203	2,798	370
Revision and unwinding of discount on the provision for decommissioning costs	338	201	(469)	950	31
Inventory write-down (write-back) to net realizable value	9	16	385	15	421
Decrease (Increase) in assets
Trade and other receivables, net	(542)	1,720	1,033	2,233	(1,535)
Inventories	(415)	751	539	(281)	(2,108)
Judicial deposits	(488)	(571)	(479)	(2,144)	(2,040)
Escrow account - Class action agreement	−	2,801	51	1,819	(2,019)
Other assets	652	47	(281)	(219)	461
Increase (Decrease) in liabilities
Trade payables	(204)	58	(684)	(989)	858
Other taxes payable	(25)	(769)	(431)	225	2,265
Pension and medical benefits	(477)	(910)	(304)	(1,882)	(1,002)
Provisions for legal proceedings	(90)	(2,487)	1,189	(3,767)	1,686
Short-term benefits	(165)	223	(103)	185	529
Provision for decommissioning costs	(181)	(75)	(619)	(512)	(500)
Agreement with US authorities	−	−	(88)	(768)	(85)
Other liabilities	(700)	222	667	(319)	996
Income taxes paid	(56)	(1,665)	(683)	(2,330)	(2,567)
Net cash provided by operating activities from continuing operations	7,460	8,203	6,300	25,277	25,447
Operating discontinued activities	−	67	552	323	906
Net cash provided by operating activities	7,460	8,270	6,852	25,600	26,353
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets (except for the Transfer of Right surplus)	(3,156)	(1,778)	(2,594)	(8,556)	(11,905)
Transfer of rights surplus	(15,341)	−	−	(15,341)	−
Investments in investees	15	(12)	(14)	(7)	(44)
Proceeds from disposal of assets - Divestment	1,303	(1)	876	10,413	5,791
Reimbursement of Transfer of rights agreement	8,361	−	−	8,361	−
Divestment (Investment) in marketable securities	458	(735)	35	198	704
Dividends received	600	20	288	1,436	994
Net cash provided (used) by investing activities from continuing operations	(7,760)	(2,506)	(1,409)	(3,496)	(4,460)
Investing discontinued activities	−	1,863	(48)	1,812	(44)
Net cash provided (used) by investing activities	(7,760)	(643)	(1,457)	(1,684)	(4,504)
Cash flows from Financing activities
Investments by non-controlling interest	13	51	92	(29)	43
Financing and loans, net:
Proceeds from financing	2,735	4	1,999	7,464	10,707
Repayment of finance debt - principal	(6,187)	(9,129)	(6,142)	(27,273)	(34,013)
Repayment of finance debt - interest	(733)	(1,419)	(1,219)	(4,501)	(5,703)
Repayment of lease liability	(1,585)	(1,384)	−	(5,207)	−
Dividends paid to Shareholders of Petrobras	(573)	(298)	(309)	(1,877)	(625)
Dividends paid to non-controlling interests	(49)	(3)	(11)	(138)	(103)
Net cash provided (used) in financing activities from continuing operations	(6,379)	(12,178)	(5,590)	(31,561)	(29,694)
Financing discontinued activities	−	(13)	(97)	(508)	(156)
Net cash provided (used) in financing activities	(6,379)	(12,191)	(5,687)	(32,069)	(29,850)
Effect of exchange rate changes on cash and cash equivalents	877	537	4	1,631	(619)
Net increase (decrease) in cash and cash equivalents	(5,802)	(4,027)	(288)	(6,522)	(8,620)
Cash and cash equivalents at the beginning of the period	13,179	17,206	14,187	13,899	22,519
Cash and cash equivalents at the end of the period	7,377	13,179	13,899	7,377	13,899

FINANCIAL INFORMATION BY BUSINESS AREAS

Table 25 - Consolidated Income by Segment – 12M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	50,462	67,538	11,493	1,221	(54,125)	76,589
Intersegments	49,400	9,432	3,308	226	(54,125)	8,241
Third parties	1,062	58,106	8,185	995	−	68,348
Cost of sales	(27,304)	(61,578)	(7,713)	(1,167)	52,030	(45,732)
Gross profit	23,158	5,960	3,780	54	(2,095)	30,857
Expenses	(4,181)	(4,334)	2,580	(4,280)	(28)	(10,243)
Selling expenses	−	(2,164)	(2,260)	(31)	(21)	(4,476)
General and administrative expenses	(254)	(336)	(134)	(1,401)	1	(2,124)
Exploration costs	(799)	−	−	−	−	(799)
Research and development expenses	(394)	(11)	(15)	(156)	−	(576)
Other taxes	(127)	(151)	(152)	(189)	−	(619)
Impairment of assets	(1,956)	(697)	(195)	−	−	(2,848)
Other income and expenses	(651)	(975)	5,336	(2,503)	(8)	1,199
Operating income (loss)	18,977	1,626	6,360	(4,226)	(2,123)	20,614
Net finance income (expense)	−	−	−	(8,764)	−	(8,764)
Results in equity-accounted investments	86	(151)	103	115	−	153
Income (loss) before income taxes	19,063	1,475	6,463	(12,875)	(2,123)	12,003
Income taxes	(6,451)	(552)	(2,162)	4,244	721	(4,200)
Net income (loss) from continuing operations	12,612	923	4,301	(8,631)	(1,402)	7,803
Net income (loss) from descontinued operations	−	−	3	2,557	−	2,560
Net Income (Loss)	12,612	923	4,304	(6,074)	(1,402)	10,363
Net income (loss) attributable to:
Shareholders of Petrobras	12,624	1,021	4,180	(6,272)	(1,402)	10,151
Net income (loss) from continuing operations	12,624	1,021	4,179	(8,762)	(1,402)	7,660
Net income (loss) from descontinued operations	−	−	1	2,490	−	2,491
Non-controlling interests	(12)	(98)	124	198	−	212
Net income (loss) from continuing operations	(12)	(98)	121	132	−	143
Net income (loss) from descontinued operations	−	−	3	66	−	69
	12,612	923	4,304	(6,074)	(1,402)	10,363

Table 26 - Consolidated Income by Segment – 12M18

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	52,382	73,448	12,241	1,731	(55,164)	84,638
Intersegments	50,052	16,655	3,701	205	(55,164)	15,449
Third parties	2,330	56,793	8,540	1,526	−	69,189
Cost of sales	(28,968)	(67,011)	(9,023)	(1,611)	54,429	(52,184)
Gross profit	23,414	6,437	3,218	120	(735)	32,454
Expenses	(5,068)	(3,437)	(2,461)	(4,662)	(38)	(15,666)
Selling expenses	(80)	(1,777)	(1,867)	(76)	(27)	(3,827)
General and administrative expenses	(257)	(376)	(152)	(1,453)	(1)	(2,239)
Exploration costs	(524)	−	−	−	−	(524)
Research and development expenses	(443)	(11)	(21)	(166)	−	(641)
Other taxes	(115)	(207)	(65)	(283)	−	(670)
Impairment of assets	(1,391)	(442)	(190)	18	−	(2,005)
Other income and expenses	(2,258)	(624)	(166)	(2,702)	(10)	(5,760)
Operating income (loss)	18,346	3,000	757	(4,542)	(773)	16,788
Net finance income (expense)	−	−	−	(6,484)	−	(6,484)
Results in equity-accounted investments	75	362	95	(9)	−	523
Income (loss) before income taxes	18,421	3,362	852	(11,035)	(773)	10,827
Income taxes	(6,236)	(1,020)	(257)	2,994	263	(4,256)
Net income (loss) from continuing operations	12,185	2,342	595	(8,041)	(510)	6,571
Net income (loss) from descontinued operations	−	−	15	828	−	843
Net Income (Loss)	12,185	2,342	610	(7,213)	(510)	7,414
Net income (loss) attributable to:
Shareholders of Petrobras	12,190	2,393	482	(7,382)	(510)	7,173
Net income (loss) from continuing operations	12,190	2,393	471	(7,972)	(510)	6,572
Net income (loss) from descontinued operations	−	−	11	590	−	601
Non-controlling interests	(5)	(51)	128	169	−	241
Net income (loss) from continuing operations	(5)	(51)	124	(69)	−	(1)
Net income (loss) from descontinued operations	−	−	4	238	−	242
	12,185	2,342	610	(7,213)	(510)	7,414

Table 27 - Quarterly Consolidated Income by Segment – 4Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	13,868	17,606	2,749	298	(14,653)	19,868
Intersegments	13,547	369	669	68	(14,653)	−
Third parties	321	17,237	2,080	230	−	19,868
Cost of sales	(6,877)	(15,660)	(1,775)	(281)	13,729	(10,864)
Gross profit	6,991	1,946	974	17	(924)	9,004
Expenses	(1,781)	(1,562)	(1,199)	(810)	(6)	(5,358)
Selling expenses	−	(678)	(697)	(7)	(4)	(1,386)
General and administrative expenses	(16)	(74)	(28)	(376)	−	(494)
Exploration costs	(455)	−	−	−	−	(455)
Research and development expenses	(96)	(2)	(5)	(43)	−	(146)
Other taxes	(79)	(80)	(119)	(41)	−	(319)
Impairment of assets	(1,649)	(381)	(191)	−	−	(2,221)
Other income and expenses	514	(347)	(159)	(343)	(2)	(337)
Operating income (loss)	5,210	384	(225)	(793)	(930)	3,646
Net finance income (expense)	−	−	−	(1,602)	−	(1,602)
Results in equity-accounted investments	(8)	(223)	17	4	−	(210)
Income (loss) before income taxes	5,202	161	(208)	(2,391)	(930)	1,834
Income taxes	(1,771)	(130)	76	1,750	316	241
Net income (loss) from continuing operations	3,431	31	(132)	(641)	(614)	2,075
Net income (loss) from descontinued operations	−	−	−	−	−	−
Net Income (Loss)	3,431	31	(132)	(641)	(614)	2,075
Net income (loss) attributable to:
Shareholders of Petrobras	3,440	108	(156)	(797)	(614)	1,981
Net income (loss) from continuing operations	3,440	108	(156)	(797)	(614)	1,981
Net income (loss) from descontinued operations	−	−	−	−	−	−
Non-controlling interests	(9)	(77)	24	156	−	94
Net income (loss) from continuing operations	(9)	(77)	24	156	−	94
Net income (loss) from descontinued operations	−	−	−	−	−	−
	3,431	31	(132)	(641)	(614)	2,075

Table 28 - Quarterly Consolidated Income by Segment – 3Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	12,551	17,124	2,961	284	(13,504)	19,416
Intersegments	12,278	1,439	885	48	(13,504)	1,146
Third parties	273	15,685	2,076	236	−	18,270
Cost of sales	(6,798)	(15,888)	(2,035)	(270)	13,136	(11,855)
Gross profit	5,753	1,236	926	14	(368)	7,561
Expenses	(1,273)	(973)	(631)	(1,190)	(2)	(4,069)
Selling expenses	1	(531)	(718)	(4)	−	(1,252)
General and administrative expenses	(83)	(85)	(32)	(308)	1	(507)
Exploration costs	(70)	−	−	−	−	(70)
Research and development expenses	(100)	(2)	(3)	(41)	−	(146)
Other taxes	(19)	(35)	(9)	(78)	−	(141)
Impairment of assets	(590)	(13)	(4)	−	−	(607)
Other income and expenses	(412)	(307)	135	(759)	(3)	(1,346)
Operating income (loss)	4,480	263	295	(1,176)	(370)	3,492
Net finance income (expense)	−	−	−	(2,740)	−	(2,740)
Results in equity-accounted investments	21	(68)	42	117	−	112
Income (loss) before income taxes	4,501	195	337	(3,799)	(370)	864
Income taxes	(1,522)	(89)	(100)	594	125	(992)
Net income (loss) from continuing operations	2,979	106	237	(3,205)	(245)	(128)
Net income (loss) from descontinued operations	−	−	(5)	2,361	−	2,356
Net Income (Loss)	2,979	106	232	(844)	(245)	2,228
Net income (loss) attributable to:
Shareholders of Petrobras	2,979	121	198	(764)	(245)	2,289
Net income (loss) from continuing operations	2,979	121	203	(3,114)	(245)	(56)
Net income (loss) from descontinued operations	−	−	(5)	2,350	−	2,345
Non-controlling interests	−	(15)	34	(80)	−	(61)
Net income (loss) from continuing operations	−	(15)	33	(90)	−	(72)
Net income (loss) from descontinued operations	−	−	1	10	−	11
	2,979	106	232	(844)	(245)	2,228

Table 29 - Other Income and Expenses by Segment – 12M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(119)	(513)	80	(968)	−	(1,520)
Pension and medical benefits - retirees	−	−	−	(1,371)	−	(1,371)
Unscheduled stoppages and pre-operating expenses	(1,187)	(14)	(117)	(3)	−	(1,321)
Variable compensation program	(263)	(128)	(30)	(222)	−	(643)
Gains/(losses) with Commodities Derivatives	−	−	−	(370)	−	(370)
Gains / (losses) on decommissioning of returned/abandoned areas	(155)	−	−	−	−	(155)
Voluntary Separation Incentive Plan - PDV	(71)	(66)	(3)	(58)	−	(198)
Institutional relations and cultural projects	−	(4)	−	(176)	−	(180)
Operating expenses with thermoelectric power plants	−	−	(128)	−	−	(128)
Profit sharing	(1)	(35)	(1)	(6)	−	(43)
Employee Career and Compensation Plan - PCR	(1)	−	−	(1)	−	(2)
Agreement with US Authorities	−	−	−	−	−	−
Equalization of expenses - Production Individualization Agreements	5	−	−	(3)	−	2
Amounts recovered from Lava Jato investigation	16	−	−	204	−	220
Government grants	6	4	33	195	−	238
Expenses/Reimbursements from E&P partnership operations	383	−	−	−	−	383
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control (**)	700	(204)	5,361	189	−	6,046
Others	36	(15)	141	87	(8)	241
	(651)	(975)	5,336	(2,503)	(8)	1,199

Table 30 - Other Income and Expenses by Segment –12M18

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,640)	(97)	(144)	(402)	−	(2,283)
Pension and medical benefits - retirees	−	−	−	(1,401)	−	(1,401)
Unscheduled stoppages and pre-operating expenses	(1,126)	(28)	(125)	(3)	−	(1,282)
Variable compensation program	(141)	(63)	−	(61)	−	(265)
Gains/(losses) with Commodities Derivatives	−	−	−	(416)	−	(416)
Gains / (losses) on decommissioning of returned/abandoned areas	621	−	−	−	−	621
Voluntary Separation Incentive Plan - PDV	1	1	−	−	−	2
Institutional relations and cultural projects	−	(3)	−	(175)	−	(178)
Operating expenses with thermoelectric power plants	−	−	(107)	−	−	(107)
Profit sharing	(171)	(110)	(20)	(141)	−	(442)
Employee Career and Compensation Plan - PCR	(132)	(45)	(10)	(106)	−	(293)
Agreement with US Authorities	−	−	−	(895)	−	(895)
Equalization of expenses - Production Individualization Agreements	(279)	−	−	−	−	(279)
Amounts recovered from Lava Jato investigation	10	−	−	447	−	457
Government grants	3	4	53	188	−	248
Expenses/Reimbursements from E&P partnership operations	331	−	−	−	−	331
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	462	(90)	(19)	63	−	416
Others	(197)	(193)	206	200	(10)	6
	(2,258)	(624)	(166)	(2,702)	(10)	(5,760)

Table 31 - Other Income and Expenses by Segment – 4Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(64)	(80)	(6)	119	−	(31)
Pension and medical benefits - retirees	−	−	−	(328)	−	(328)
Unscheduled stoppages and pre-operating expenses	(299)	(1)	(21)	(1)	−	(322)
Gains / (losses) on decommissioning of returned/abandoned areas	(155)	−	−	−	−	(155)
Variable compensation program	(57)	(28)	(12)	(53)	−	(150)
Institutional relations and cultural projects	−	(1)	−	(76)	−	(77)
Gains/(losses) with Commodities Derivatives	−	−	−	(56)	−	(56)
Voluntary Separation Incentive Plan - PDV	(12)	(11)	−	(22)	−	(45)
Government grants	1	2	−	(73)	−	(70)
Operating expenses with thermoelectric power plants	−	−	(31)	−	−	(31)
Equalization of expenses - Production Individualization Agreements	(19)	−	−	(3)	−	(22)
Profit sharing	−	(4)	−	(3)	−	(7)
Employee Career and Compensation Plan - PCR	−	−	−	−	−	−
Agreement with US Authorities	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	9	−	−	20	−	29
Expenses/Reimbursements from E&P partnership operations	153	−	−	−	−	153
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	865	(217)	(69)	42	−	621
Others	92	(7)	(20)	91	(2)	154
	514	(347)	(159)	(343)	(2)	(337)

Table 32 - Other Income and Expenses by Segment – 3Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(92)	(203)	72	(699)	−	(922)
Pension and medical benefits - retirees	−	−	−	(340)	−	(340)
Unscheduled stoppages and pre-operating expenses	(265)	(1)	(22)	(2)	−	(290)
Gains / (losses) on decommissioning of returned/abandoned areas	(1)	−	−	−	−	(1)
Variable compensation program	(122)	(56)	(11)	(99)	−	(288)
Institutional relations and cultural projects	−	(1)	−	(30)	−	(31)
Gains/(losses) with Commodities Derivatives	−	−	−	64	−	64
Voluntary Separation Incentive Plan - PDV	(25)	(24)	(1)	(18)	−	(68)
Government grants	1	1	1	248	−	251
Operating expenses with thermoelectric power plants	−	−	(24)	−	−	(24)
Equalization of expenses - Production Individualization Agreements	33	−	−	−	−	33
Profit sharing	−	(11)	1	(1)	−	(11)
Employee Career and Compensation Plan - PCR	(1)	−	−	−	−	(1)
Agreement with US Authorities	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	112	−	112
Expenses/Reimbursements from E&P partnership operations	134	−	−	−	−	134
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(117)	(18)	(34)	6	−	(163)
Others	43	6	153	−	(3)	199
	(412)	(307)	135	(759)	(3)	(1,346)

Table 33 - Consolidated Assets by Segment – 12.31.2019

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	154,280	43,521	12,713	24,090	(4,864)	229,740

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Assets under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473

Table 34 - Consolidated Assets by Segment – 12.31.2018

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	132,313	44,083	15,609	33,524	(3,461)	222,068

Current assets	5,324	11,964	2,027	21,404	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	12,120	196	185,006
Long-term receivables	8,115	3,286	1,525	8,898	235	22,059
Investments	650	1,303	757	49	−	2,759
Property, plant and equipment	116,153	27,356	11,057	2,856	(39)	157,383
Operating assets	93,172	24,347	8,517	2,460	(39)	128,457
Assets under construction	22,981	3,009	2,540	396	−	28,926
Intangible assets	2,071	174	243	317	−	2,805

Table 35 - Reconciliation of Adjusted EBITDA by Segment – 12M19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	12,613	922	4,301	(8,632)	(1,401)	7,803
Net finance income (expense)	−	−	−	8,764	−	8,764
Income taxes	6,451	552	2,162	(4,244)	(721)	4,200
Depreciation, depletion and amortization	11,486	2,458	654	238	−	14,836
EBITDA	30,550	3,932	7,117	(3,874)	(2,122)	35,603
Results in equity-accounted investments	(86)	151	(103)	(115)	−	(153)
Impairment	1,956	697	195	−	−	2,848
Reclassification of cumulative translation adjustment - CTA	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(700)	204	(5,361)	(189)	−	(6,046)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	120	−	120
Adjusted EBITDA from continuing operations	31,720	4,984	1,848	(4,024)	(2,122)	32,406
Adjusted EBITDA from descontinued operations	−	−	14	287	−	301
Adjusted EBITDA*	31,720	4,984	1,862	(3,737)	(2,122)	32,707

Table 36 - Reconciliation of Adjusted EBITDA by Segment – 12M18

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	12,182	2,342	594	(8,037)	(510)	6,571
Net finance income (expense)	−	−	−	6,484	−	6,484
Income taxes	6,236	1,020	257	(2,995)	(262)	4,256
Depreciation, depletion and amortization	8,998	2,142	626	146	−	11,912
EBITDA	27,416	5,504	1,477	(4,402)	(772)	29,223
Results in equity-accounted investments	(75)	(362)	(95)	9	−	(523)
Impairment	1,391	442	190	(18)	−	2,005
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(461)	90	19	(64)	−	(416)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	456	−	456
Adjusted EBITDA from continuing operations	28,271	5,674	1,591	(4,019)	(772)	30,745
Adjusted EBITDA from descontinued operations	−	−	22	735	−	757
Adjusted EBITDA	28,271	5,674	1,613	(3,284)	(772)	31,502

Table 37 - Reconciliation of Adjusted EBITDA by Segment – 4Q19

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	3,432	30	(132)	(642)	(613)	2,075
Net finance income (expense)	−	−	−	1,602	−	1,602
Income taxes	1,771	130	(76)	(1,750)	(316)	(241)
Depreciation, depletion and amortization	2,829	591	152	59	−	3,631
EBITDA	8,032	751	(56)	(729)	(929)	7,067
Results in equity-accounted investments	8	223	(17)	(4)	−	210
Impairment	1,649	381	191	−	−	2,221
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(865)	217	69	(41)	−	(620)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	−
Adjusted EBITDA from continuing operations	8,824	1,572	187	(774)	(929)	8,878
Adjusted EBITDA from descontinued operations	−	−	−	−	−	−
Adjusted EBITDA	8,824	1,572	187	(774)	(929)	8,878

Table 38 - Reconciliation of Adjusted EBITDA by Segment – 3Q19

*US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss) from continuing operations	2,979	106	237	(3,205)	(245)	(128)
Net finance income (expense)	−	−	−	2,740	−	2,740
Income taxes	1,522	89	100	(594)	(125)	992
Depreciation, depletion and amortization	2,913	644	160	59	−	3,776
EBITDA	7,414	839	497	(1,000)	(370)	7,380
Results in equity-accounted investments	(21)	68	(42)	(117)	−	(112)
Impairment	590	13	4	−	−	607
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	117	18	34	(7)	−	162
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	141	−	141
Adjusted EBITDA from continuing operations	8,100	938	493	(983)	(370)	8,178
Adjusted EBITDA from descontinued operations	−	−	7	24	−	31
Adjusted EBITDA	8,100	938	500	(959)	(370)	8,209

GLOSSARY

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

supports leverage management.

Adjusted cash and cash equivalents – Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin – Adjusted EBITDA divided by sales revenues.

ANP – Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share – Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost – Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

OCF – Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Distribution businesses. Biofuels, which are now included in the Corporate and other businesses.

PLD (differences settlement price) – Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining – includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Total net liabilities – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer